December 4, 2006

Mail Stop 04-09

Xiaomin Chen
China Elite Information Co., Ltd.
c/o DeHeng Chen Chan, LLC
225 Broadway, Suite 1910
New York, NY 10007

Re:	China Elite Information Co., Ltd.
	Post Effective amendment No.2 to Form SB-2
      Filed October 13, 2006
	File No. 333-100803

Dear Mr. Chen:


      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm your understanding that until this post-effective amendment is declared effective, offers and sales under this registration statement should be suspended.

2. Please respond to our comments dated November 24, 2004.

3. Please update your financial statements in accordance with Article
3 of Regulation S-X.

4. Please disclose the natural person(s) that control the voting and dispositive power of Good Business Technology Limited on page 22.

* * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	If you have any questions, please contact Michael McTiernan at
(202) 551-3852.





      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Wesley Paul, Esq.
      DeHeng Chen Chan, LLC
China Elite Information Co., Ltd.
December 4, 2006
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